EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2016	2015
Income from continuing operations before income taxes (1)	$4,086	$7,230

Add: fixed charges, excluding capitalized interest	823	724

Income as adjusted before income taxes	$4,909	$7,953

Fixed charges:
Interest expense	$599	$499
Capitalized interest	1	(3)
Portion of rental expense representative of interest	225	225

Total fixed charges	$825	$721

Ratio of income from continuing operations to fixed charges	5.95	11.03

(1)   Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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